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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / CHECK BOX IF NO
    LONGER SUBJECT TO         Filed pursuant to Section 16(a) of the Securities
    SECTION 16. FORM 4            Exchange Act of 1934, Section 17(a) of the
    OR FORM 5 OBLIGATIONS         Public Utility Holding Company Act of 1935
    MAY CONTINUE. SEE              or Section 30(f) of the Investment Company
    INSTRUCTION 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
Benton, David H., Jr.                          Progress Software Corporation PRGS                 Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
14 Oak Park                                       Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person, if an Entity         12/31/2000       ----        title ---       below)
                 (Street)                         (Voluntary)             ------------------                below)
Bedford            MA                01730                                5. If Amendment,    Vice President & Corporate Controller
---------------------------------------------                                Date of Original --------------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
USA                                                                                          7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/     ---------------------------------------                          Indirect       Owner-
                                   Year)    Code    V       Amount   (A) or   Price                          (I)            ship
                                                                     (D)                                     (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                                                                                  4,301(1)           D
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                      (Print or Type Response)

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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D)           Year)                                 ity
                             Security                            (Instr. 3,                                             (Instr. 5)
                                                                 4, and 5)     ----------------------------------------
                                                                               Date       Expira-              Amount or
                                                  ---------------------------- Exer-      tion       Title     Number of
                                                    Code  V     (A)     (D)    cisable    Date                 Shares
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Incentive Stock Option     $5.6667(2)    1/21/00    J(2)  V   1,950(2)         7/01/94   6/21/04  Common Stock  1,950(2)
                                                                               (3)
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Incentive Stock Option     $7.2084(2)    1/21/00    J(2)  V   2,640(2)         3/01/95   1/11/05  Common Stock  2,640(2)
                                                                               (5)
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Incentive Stock Option     $7.2084(2)    1/21/00    J(2)  V   1,320(2)         3/01/95   5/12/05  Common Stock  1,320(2)
                                                                               (5)
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Incentive Stock Option     $4.5000(2)    1/21/00    J(2)  V   5,500(2)         3/01/96   4/02/06  Common Stock  5,500(2)
                                                                               (8)
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Incentive Stock Option     $5.7934(2)    1/21/00    J(2)  V   3,450(2)         1/01/97   12/3/06  Common Stock  3,450(2)
                                                                               (10)
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Incentive Stock Option     $4.7084(2)    1/21/00    J(2)  V   6,000(2)         4/01/98   3/03/07  Common Stock  6,000(2)
                                                                               (12)
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Incentive Stock Option     $7.2084(2)    1/21/00    J(2)  V   7,500(2)         3/01/98   2/03/08  Common Stock  7,500(2)
                                                                               (14)
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Incentive Stock Option    $12.8125(2)    1/21/00    J(2)  V   4,800(2)         3/01/99   2/10/09  Common Stock  4,800(2)
                                                                               (16)
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Incentive Stock Option    $10.4688(2)    1/21/00    J(2)  V   1,200(2)         3/01/99   5/17/09  Common Stock  1,200(2)
                                                                               (16)
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Incentive Stock Option    $19.2500       2/18/00      A   V   9,300            3/01/00   2/18/10  Common Stock  9,300
                                                                               (19)
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Nonqualified Stock Option $19.2500       2/18/00      A   V   5,700            3/01/00   2/18/10  Common Stock  5,700
                                                                               (19)
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Nonqualified Stock Option $12.0625       10/6/00      A   V  15,000            10/6/00   10/6/10  Common Stock 15,000
                                                                               (22)
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Incentive Stock Option           3,900(4)                   D
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Incentive Stock Option           5,280(6)                   D
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Incentive Stock Option           2,640(7)                   D
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Incentive Stock Option          11,000(9)                   D
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Incentive Stock Option           6,900(11)                  D
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Incentive Stock Option          12,000(13)                  D
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Incentive Stock Option          15,000(15)                  D
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Incentive Stock Option           9,600(17)                  D
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Incentive Stock Option           2,400(18)                  D
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Incentive Stock Option           9,300(20)                  D
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Nonqualified Stock Option        5,700(21)                  D
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Nonqualified Stock Option       15,000(23)                  D
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Explanation of Responses:

(1) On December 17, 1999, the Company declared a 2-for-1 stock split effected in the form of a stock dividend payable to holders of record of common stock on
January 7, 2000. On the payment date, January 21, 2000, each holder of the common stock of the Company received one additional share of common stock of the
Company for every share held. Table 1 reflects an adjustment to the number of shares of common stock held by the reporting person as a result of the stock split. It also includes purchases made in the last year pursuant to the Employee
Stock Purchase plan: 1,386 shares on 4/3/00, 665 shares on 7/3/00, and 134 shares on 10/2/00.  (2) On the payment date of January 21, 2000, pursuant to the anti-dilution provisions in the Company's stock option plans, each option granted by the Company prior to January 7, 2000, was adjusted to reflect the stock split effected in the form of a stock dividend. Each of the options reported herein were previously reported. The adjustments in Table II involved the price of each option, the number of shares underlying such options, and the number of derivative securities beneficially owned at the end of the month.  (3)
Options vest in equal monthly increments over a 72 month period commencing July
1, 1994.  (4) On 12/31/2000, options to purchase 3,683 shares were vested.  (5)
Options vest in equal monthly increments over a 48 month period commencing March
1, 1995.  (6) On 12/31/2000, options to purchase 5,280 shares were vested.  (7)
On 12/31/2000, options to purchase 2,640 shares were vested.  (8) Options vest in equal monthly increments over a 48 month period commencing March 1, 1996.
(9) On 12/31/2000, options to purchase 1,000 shares were vested.  (10) Options vest in equal monthly increments over a 48 month period commencing January 1,
1997.  (11) On 12/31/2000, options to purchase 2,900 shares were vested.  (12)
Options vest in equal monthly increments over a 48 month period commencing April
1, 1998.  (13) On 12/31/2000, options to purchase 5,200 shares were vested.
(14) Options vest in equal monthly increments over a 60 month period commencing
March 1, 1998.  (15) On 12/31/2000, options to purchase 8,500 shares were vested.  (16) Options vest in equal monthly increments over a 60 month period commencing March 1, 1999.  (17) On 12/31/2000, options to purchase 3,521 shares were vested.  (18) On 12/31/2000, options to purchase 880 shares were vested.
(19) Options vest in equal monthly increments over a 60 month period commencing
March 1, 2000.  (20) On 12/31/2000, options to purchase 1,550 shares were vested.  (21) On 12/31/2000, options to purchase 950 shares were vested.  (22)
The options vest on the date of grant with respect to eight-sixtieths of the total amount, thereafter in equal monthly installments over a 52 month period commencing November 1, 2000.  (23) On 11/30/2000, options to purchase 2,500 shares were vested.


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ David H. Benton, Jr.         1/9/01
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                  /s/ David H. Benton, Jr.

Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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